Exhibit 12.1

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Nine months
	ended	Year ended
	September 30,	December 31,
	2017	2016
Pretax income from operations:
Net income	$246.5	$358.2
Add income tax expense (benefit)	108.6	(5.0)
Pretax income from operations	355.1	353.2
Add fixed charges:
Interest expense on corporate debt	34.8	45.8
Interest expense on investment borrowings and borrowings related to variable interest entities	57.5	70.6
Interest added to policyholder account balances	79.6	112.9
Portion of rental (a)	13.5	17.2
Fixed charges	185.4	246.5
Adjusted earnings	$540.5	$599.7
Ratio of earnings to fixed charges	2.92X	2.43X

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(a)	Interest portion of rental is estimated to be 33 percent.